LSH PARTNERS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69817

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/18__ AND ENDING __12/31/18__

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LSH Partners Securities, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street, 5th floor

                                   (No. and Street)

New York   NY   10019

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Kirschenblatt   516.222.9111

                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich, Ende & Malter Co. LLP

                          (Name – if individual, state last, first, middle name)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, James L. Kempner _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

LSH Partners Securities, LLC _____, as

of _____ December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

LORI A. DOWE
Notary Public, State of New York
No. 4968323
Qualified in New York County
Commission Expires Aug. 18, 2022

Lori A. Dowe

Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LSH PARTNERS SECURITIES, LLC

DECEMBER 31, 2018

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
LSH Partners Securities, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LSH Partners Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of LSH Partners Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of LSH Partners Securities, LLC's management. Our responsibility is to express an opinion on LSH Partners Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LSH Partners Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



RAICH ENDE MALTER & CO. LLP

We have served as LSH Partners Securities, LLC's auditor since 2017.
New York, New York
February 28, 2019

1

LSH PARTNERS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	228,591
Accounts receivable		10,000
Investment in security, at fair value		25,000
Prepaid expenses		56,866
Total assets	$	320,457

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	592
Deferred revenues		25,000
Total liabilities		25,592
Member's equity		294,865
Total liabilities and member's equity	$	320,457

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

LSH Partners Securities, LLC (the "Company") is wholly-owned by LSH Partners, LLC (the "Member"). The Company was organized on May 31, 2016 as a Delaware limited liability company and is registered to do business in New York as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") as of November 15, 2016. The operating agreement provides for the limited liability company to exist in perpetuity. The member's limit on liability is based on the relevant state law. The Company renders financial advisory services to selected clients with respect to capital raising, business restructurings and other financial services.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customers' funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in Accounting Principle
On January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). Under ASC 606, companies recognize revenue when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 also requires companies to disclose additional information, including the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted ASC 606 using the modified retrospective method applied to all contracts not completed as of January 1, 2018. The adoption of ASC 606 did not result in a change to the accounting for any of the Company's in scope revenue streams, as such no cumulative effect adjustment was recorded. The new disclosures required by ASC 606 are provided in the following paragraphs.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

As part of their corporate advisory work the Company will earn a success fee to assist clients with capital raising which includes introducing potential investors and or assisting in the sale of the company or the private placement of securities in furtherance of a capital raise. Management believes that the performance obligation is satisfied on the closing date of the transaction, which is when the pricing is agreed upon. Retainers received may be deducted when determining the success fee. Retainers and other fees received from clients before recognizing revenue are reflected as deferred revenues. Advisory fees and success fees were earned over time and point in time, respectively for the year ended December 31, 2018.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue recognition (continued)

The following table provides information about receivables and contract liabilities from contracts with customers:

	December 31	
	2017	2018
Receivables, which are included in accounts receivable	$ 83,567	$ 10,000
Contract liabilities, which are included in deferred revenues	$ -	$ 25,000

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected. Management determined that at December 31, 2018, an allowance for doubtful accounts was not necessary,

Valuation of Investments at Fair Value

The Company applies the provisions of ASC 820, Fair Value Measurements, which, among other matters, requires disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Management reviews on a periodic basis financial information to determine the fairness of the valuation inputs obtained for its level 3 investment. Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices in level 1 that are observable for the asset or liability either directly or indirectly.

These inputs may include quoted prices for the prices for similar assets and liabilities and other observable information that can be corroborated by market data.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Valuation of Investments at Fair Value *(continued)*

Level 3 - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the management's own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

The Company's investment in securities at December 31, 2018 consists of preferred stock in a privately held company. The Company reviews the valuation of its investment in preferred stock and records adjustments as necessary to reflect the expected exit value of its investment under current market conditions. Ongoing reviews by the Company's management are based on an assessment of the type of investment, the stage in the life cycle of the privately held company, and trends in its performance and credit profile as of the measurement date. The Company used a market approach to value its investment in preferred stock using a multiple of 1.5 applied to the last 12 months net sales minus financial debt. These inputs are unobservable therefore this investment is classified as a Level 3 security in the fair value hierarchy.

Income taxes
As a wholly-owned limited liability company, the Company is considered to be a disregarded entity for tax reporting purposes and is thus not subject to Federal, state or local income taxes and does not file income tax returns in any jurisdiction. All items of income, expense, gains and losses are reportable by the Member for tax purposes. The Company has no unrecognized tax benefits at December 31, 2018. However, the Company may be liable to the Member for its share of the allocable income subject to New York City unincorporated business tax.

Uncertain tax positions
The Company applies the provisions of ASC 740 "Income Taxes" as they relate to uncertain tax positions. The Company was not required to recognize any amounts from uncertain tax positions as of December 31, 2018.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable

3. CONCENTRATION OF CREDIT RISK

The Company's cash deposits are held by one financial institution and therefore, are subject to credit risk to the extent those balances exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

As of December 31, 2018, four customers accounted for 54% of total advisory fees.

4. FAIR VALUE MEASUREMENTS

The following table summarizes the Company's assets required to be measured at fair value on a recurring basis at December 31, 2018:

Assets	Level 1	Level 2	Level 3	Total
Preferred stock - private company	$ -	$ -	$ 25,000	$ 25,000

As of December 31, 2018, the change in the Company's investment, which is classified as Level 3, is as follows:

Balance, December 31, 2017:	$ 25,000
Purchases	-
Unrealized gaines (loss)	-
Balance, December 31, 2018:	$ 25,000

5. RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, the Company reimburses the member for allocated salaries, rent and communication expenses paid for by the Member. These charges are updated periodically, and determined based on percentages of personnel time and other factors.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 ("The Rule") of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2018, the Company had net capital, as defined, of $187,999, which exceeded the required minimum net capital of $5,000 by $182,999. Aggregate indebtedness at December 31, 2018 totaled $25,592. The Company's percentage of aggregate indebtedness to net capital was 13.61%.

7. **GOING CONCERN**

As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company had a net loss of $1,143,895 for the year ended December 31, 2018, and as a result the member of the Company made capital contributions of $208,300 to fund expenses and maintain its compliance with the net capital rule. It is the intention of the member to continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

8. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that have occurred through February 28, 2019, the date these financial statements were available to be issued and determined that there are no material events that would require disclosures in the Company's financial statements.